EXHIBIT 99.2

Flora Growth Taps Amazon Executive Elshad Garayev

As Chief Financial Officer

•	Former Amazon financial operations excellence leader and leading e-commerce platform strategist to assist Flora with financial discipline and reporting
•	Garayev brings 25 years of financial leadership experience at Amazon, Boeing, BP and RPK Capital, and will focus on Flora’s global growth initiatives

FORT LAUDERDALE, FLORIDA, TORONTO, ONTARIO – July 11, 2022 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora” or the “Company”), a leading all-outdoor cultivator, manufacturer and distributor of global cannabis products and brands, announced today the appointment of Elshad Garayev to serve as Flora’s Chief Financial Officer, effective on the business day following the date on which the Company files its mid-year financial results with the Securities and Exchange Commission. Until such time, Mr. Garayev will serve as Vice President of Finance and will work closely with Lee Leiderman, Flora’s current CFO, to ensure a smooth transition. Mr. Leiderman will then move into an advisory role with Flora in order to focus on his health and his family.

Garayev brings over 25 years of experience in finance supporting successful organizations through the development and implementation of accounting and reporting policies as well as building high-performance finance teams. Prior to joining the Flora team, Garayev served in a variety of financial leadership roles at companies such as Amazon, Boeing BP and RPK Capital, managing a diverse array of initiatives at various companies including reporting, accounting, investments, private equity, international operations, mergers and acquisitions, energy services, and manufacturing.

“I am very excited to join Flora and to become its Chief Financial Officer. As one of the largest cultivators licensed by the federal government of Colombia, their robust portfolio of brands and the future of research in the space, Flora presents a truly amazing opportunity to lead the global cannabis supply chain,” said Garayev. “Through financial discipline, transparency and industry-leading reporting practices, I believe Flora will lead the way for the next generation of cannabis companies.”

As CFO, Garayev will focus on financial controls and governance, management of cash position to optimize the utilization of resources across the organization and continued evolution of systems and processes as Flora moves towards quarterly financial reporting. Garayev will also play a critical role in assisting in the execution of Flora’s strategy to drive profitable growth and enhance shareholder value.

“Mr. Garayev is a deeply talented and experienced individual, and I am thrilled to welcome him to the Flora team at this exciting time in the Company’s evolution. As Flora seeks to establish itself as a global leader in cannabis, adding someone of his caliber will further strengthen our position,” Flora’s Chairman and CEO Luis Merchan said. “On behalf of both our executive leadership team and our Board of Directors, I want to personally thank Mr. Leiderman for his commitment and service to Flora through an incredible growth phase for the company. He has played an important role in setting the foundation for our future success and we look forward to continuing to work with him in his new capacity.”

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About Flora Growth Corp.

Flora is building a connected, design-led collective of plant-based wellness and lifestyle brands delivering the most compelling customer experiences in the world, one community at a time. As the operator of one of the most extensive outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its commercial, house of brands, and life sciences divisions. Visit www.floragrowth.com or follow @floragrowthcorp on social media for more information.

Investor Relations Contact:

James Williams

ir@floragrowth.com

Public Relations Contact:

Cassandra Dowell

+1 (858) 221-8001

flora@cmwmedia.com

Forward-Looking Statements

This press release contains ‘‘forward-looking statements,’’ as defined by federal securities laws. Forward-looking statements reflect Flora’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Flora’s Annual Report on Form 20-F filed with the SEC on May 9, 2022, as such factors may be updated from time to time in Flora’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Flora’s filings with the SEC. While forward-looking statements reflect Flora’s good faith beliefs, they are not guarantees of future performance. Flora disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Flora (or to third parties making the forward-looking statements).

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